EXPENSE LIMITATION AGREEMENT

December 28, 2011

SteelPath Fund Advisors, LLC
2100 McKinney Avenue, Suite 1401
Dallas, Texas  75201

Dear Ladies and Gentlemen:

As investment adviser to the SteelPath MLP Debt and Infrastructure Fund (“Fund”), a series of the SteelPath MLP Funds Trust (“Trust”), SteelPath Fund Advisors, LLC (“SteelPath”), agrees to waive its fees and/or reimburse expenses of the Fund and its respective classes of shares (each a “Class”) to the extent that the annualized operating expenses of that Fund or Class exceed the limitations (“Expense Limitations”) set forth in Attachment A (“Agreement”).  For purposes of this Agreement, annual operating expenses shall not include interest expenses, taxes, such as deferred tax expenses, brokerage commissions, acquired fund fees and expenses, dividend costs related to short sales and extraordinary expenses, such as litigation expenses.

For a period not to exceed three (3) years from the date SteelPath waives a fee or pays an expense hereunder, SteelPath may, in its discretion, recover such fee or expense from the Fund or Class to the extent that total annual operating expenses for the Fund or Class on the date of recovery do not exceed the expense limitations set forth in Attachment A for the Fund or Class.  The determination as to whether SteelPath may recover fees waived and/or expenses reimbursed is made for each Fund or Class without regard to any other Fund or Class.

SteelPath agrees that it shall look only to the assets of the Fund or Class, as applicable, for performance of this Agreement and for any claims for payment.  No trustees, officers, employees, agents or shareholders of the Trust shall be personally liable for performance by the Fund or Class under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.  Subject to approval by SteelPath, this Agreement may be amended or terminated by the Trust’s Board of Trustees without the approval of Trust shareholders.

Very truly yours, STEELPATH MLP FUNDS TRUST

By:	/s/ Gabriel Hammond
Gabriel Hammond Title: President

STEELPATH FUND ADVISORS, LLC

By:	/s/ Gabriel Hammond
Gabriel Hammond Title: Managing Partner

Attachment A

Expense Limitations
(as a percent of average daily net assets)

				Expense
				Limitation
	Class A	Class C	Class I	Period Ends
SteelPath MLP Funds Trust

SteelPath MLP Alpha Plus Fund	2.00%	2.75%	1.75%	3/13/13

SteelPath MLP and Infrastructure Debt Fund	1.50%	2.25%	1.25%	3/31/13